December 20, 2024

Via Electronic Transmission

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tema ETF Trust
Registration Statement on Form N-1A
Filed August 16, 2024
File Nos. 333-267188, 811-23823
Accession No. 0001999371-24-010271

Dear Sir or Madam:

On behalf of Tema ETF Trust, a registered investment company (the "Trust" or "Registrant"), pursuant to Rule 477(a) under the Securities Act of 1933 (the "1933 Act"), as amended, the Trust hereby respectfully requests the withdrawal of Post-Effective Amendment No. 14 to the Trust's Registration Statement on Form N-1A (the "Amendment") (Accession No. 0001999371-24-010271). The Amendment was filed on August 16, 2024 pursuant to Rule 485(a) under the 1933 Act for the purpose of registering shares of the Key Square Alternatives ETF (the "Fund") for sale to the public. The Trust requests this withdrawal because it has determined not to offer shares of the Fund to the public. No securities were offered or sold pursuant to the Amendment. The Registrant requests that the SEC grant its request for withdrawal of the Amendment as soon as is practicable. The Registrant's CIK number is 0001944285.

It is the Registrant's understanding that this application for withdrawal of the Amendment will be deemed granted as of the date that it is filed with the Commission, unless the Registrant receives notice from the Securities and Exchange Commission that this application will not be granted.

Please direct any questions concerning this letter to the undersigned at (202) 973-2727, counsel to the Trust.

Very truly yours,

/s/ Bibb L. Strench
Bibb L. Strench